UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 (Rule 13d-102)

                 Information to be Included in Statements Filed
          Pursuant to Rule 13d-1(b)(c), and (d) and Amendments thereto
                         Filed Pursuant to Rule 13d-2(b)

                               (Amendment No. 1)*

                             NextWave Wireless Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    65337Y102
                   -------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)

   [X] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 13 pages

                                  SCHEDULE 13G

Issuer: NextWave Wireless Inc.

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Marc Lasry
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
                             United States of America
--------------------------------------------------------------------------------
                        5.  Sole Voting Power
                                  11,603,329 shares of common stock(1)
                        --------------------------------------------------------
Number of Shares        6.  Shared Voting Power
Beneficially            --------------------------------------------------------
Owned by Each           7.  Sole Dispositive Power
Reporting Person                  11,603,329 shares of common stock
With:                   --------------------------------------------------------
                        8.  Shared Dispositive Power
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                  11,603,329 shares of common stock

10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)
                                  11.1%(2)
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN

----------
(1) Includes 83,249 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital Management II, L.P. ("Avenue Capital II") and a director of the Issuer. Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds (as defined below). Mr. Lasry is the managing member of Avenue Capital Management II GenPar, LLC, the general partner of Avenue Capital II and exercises voting and investment power over the securities beneficially owned by Avenue Capital II and by the Funds. This number also includes shares of common stock underlying (i) Warrants to purchase 1,935,990 shares of common stock, issued by the Issuer to Avenue Special Situations Fund IV, L.P. ("Avenue Special Situations") and Avenue Investments, L.P. ("Avenue Investments") on July 17, 2006 (the Warrants were immediately exercisable upon their issuance) and (ii) 100,000 shares of Series A Senior Convertible Preferred Stock convertible into 9,584,090 shares of common stock, issued by the Issuer to Avenue Special Situations, Avenue Investments, Avenue International, Ltd. ("Avenue International") and Avenue-CDP Global Opportunities Fund, L.P. ("CDP Global" and together with Avenue Special Situations, Avenue Investments and Avenue International, the "Funds") on March 28, 2007 (the Series A Senior Convertible Preferred Stock was immediately convertible upon its issuance). Mr. Lasry and Avenue Capital II exercise voting and investment power over the securities beneficially owned by the Funds.

(2) Based on 92,667,000 shares of common stock of the Issuer outstanding as of November 5, 2007.

                               Page 2 of 13 pages

                                  SCHEDULE 13G

Issuer:  NextWave Wireless Inc.

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Avenue Capital Management II GenPar, LLC ('GenPar')
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
                                  Delaware
--------------------------------------------------------------------------------
                        5.  Sole Voting Power
                                  11,603,329 shares of common stock(1)
                        --------------------------------------------------------
Number of Shares        6.  Shared Voting Power
Beneficially            --------------------------------------------------------
Owned by Each           7.  Sole Dispositive Power
Reporting Person                  11,603,329 shares of common stock
With:                   --------------------------------------------------------
                        8.  Shared Dispositive Power
--------------------------------------------------------------------------------
 9.  Aggregate Amount Beneficially Owned by Each Reporting Person
                                  11,603,329 shares of common stock

10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)
                                  11.1%(2)
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     CO

----------
(1) Includes 83,249 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer. Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds (as defined below). Avenue Capital Management II GenPar, LLC is the general partner of Avenue Capital II and exercises voting and investment power over the securities beneficially owned by Avenue Capital II and by the Funds. This number also includes shares of common stock underlying (i) Warrants to purchase 1,935,990 shares of common stock, issued by the Issuer to Avenue Special Situations Fund IV, L.P. ("Avenue Special Situations") and Avenue Investments, L.P. ("Avenue Investments") on July 17, 2006 (the Warrants were immediately exercisable upon their issuance) and
(ii) 100,000 shares of Series A Senior Convertible Preferred Stock convertible into 9,584,090 shares of common stock, issued by the Issuer to Avenue Special Situations, Avenue Investments, Avenue International, Ltd. ("Avenue International") and Avenue-CDP Global Opportunities Fund, L.P. ("CDP Global" and together with Avenue Special Situations, Avenue Investments and Avenue International, the "Funds") on March 28, 2007 (the Series A Senior Convertible Preferred Stock was immediately convertible upon its issuance). Mr. Lasry and Avenue Capital II exercise voting and investment power over the securities beneficially owned by the Funds.

(2) Based on 92,667,000 shares of common stock of the Issuer outstanding as of November 5, 2007.

                               Page 3 of 13 pages

                                  SCHEDULE 13G

Issuer: NextWave Wireless Inc.

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Avenue Capital Management II, L.P. ("Avenue Capital II")
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
                                  Delaware
--------------------------------------------------------------------------------
                        5. Sole Voting Power
                                  11,603,329 shares of common stock(1)
                        --------------------------------------------------------
Number of Shares        6. Shared Voting Power
Beneficially            --------------------------------------------------------
Owned by Each           7. Sole Dispositive Power
Reporting Person                  11,603,329 shares of common stock
With:                   --------------------------------------------------------
                        8. Shared Dispositive Power
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                  11,603,329 shares of common stock

10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)
                                  11.1%(2)
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN

----------
(1) Includes 83,249 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer. Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds. This number also includes shares of common stock underlying (i) Warrants to purchase 1,935,990 shares of common stock, issued by the Issuer to Avenue Special Situations and Avenue Investments, on July 17, 2006 (the Warrants were immediately exercisable upon their issuance) and (ii) 100,000 shares of Series A Senior Convertible Preferred Stock convertible into 9,584,090 shares of common stock, issued by the Issuer to the Funds on March 28, 2007 (the Series A Senior Convertible Preferred Stock was immediately convertible upon its issuance). Avenue Capital II exercises voting and investment power over the securities beneficially owned by the Funds.

(2) Based on 92,667,000 shares of common stock of the Issuer outstanding as of November 5, 2007.

                               Page 4 of 13 pages

                                  SCHEDULE 13G

Issuer: NextWave Wireless Inc.

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Avenue Special Situations Fund IV, L.P. ("Special Situations")
-------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
-------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
                                     Delaware
--------------------------------------------------------------------------------
                        5.  Sole Voting Power
Number of Shares                  3,169,817 shares of common stock(1)
Beneficially            --------------------------------------------------------
Owned by Each           6.   Shared Voting Power
Reporting Person        --------------------------------------------------------
With:                   7.  Sole Dispositive Power
                                  3,169,817 shares of common stock
                        --------------------------------------------------------
                        8.  Shared Dispositive Power
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                  3,169,817 shares of common stock

10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)
                                  3.3%(2)
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     PN

--------------------------------------------------------------------------------

----------
9(1) Includes 58,068 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer. Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds. This number also includes shares of common stock underlying (i) 1,796,237 Warrants to purchase 1,796,237 shares of common stock, issued by the Issuer to Special Situations on July 17, 2006 (the Warrants were immediately exercisable upon their issuance) and (ii) 13,726 shares of Series A Senior Convertible Preferred Stock convertible into 1,315,512 shares of common stock, issued by the Issuer to Special Situations on March 28, 2007 (the Series A Senior Convertible Preferred Stock were immediately convertible upon their issuance).

(2) Based on 92,667,000 shares of common stock of the Issuer outstanding as of November 5, 2007.

                               Page 5 of 13 pages

                                  SCHEDULE 13G

Issuer: NextWave Wireless Inc.

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Avenue Investments, L.P. ("Avenue Investments")
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
                                  Delaware
--------------------------------------------------------------------------------
                        5.  Sole Voting Power
Number of Shares                  2,285,766 shares of common stock(1)
Beneficially            --------------------------------------------------------
Owned by Each           6.   Shared Voting Power
Reporting Person        --------------------------------------------------------
With:                   7.  Sole Dispositive Power
                                  2,285,766 shares of common stock
                        --------------------------------------------------------
                        8.  Shared Dispositive Power
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                  2,285,766 shares of common stock

10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)
                                  2.4%(2)
--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)

     PN

--------------------------------------------------------------------------------

----------
(1) Includes 9,336 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer. Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds. This number also includes shares of common stock underlying (i) 139,753 Warrants to purchase 139,753 shares of common stock, issued by the Issuer to Avenue Investments on July 17, 2006 (the Warrants were immediately exercisable upon their issuance) and (ii) 22,294 shares of Series A Senior Convertible Preferred Stock convertible into 2,136,677 shares of common stock, issued by the Issuer to Avenue Investments on March 28, 2007 (the Series A Senior Convertible Preferred Stock were immediately convertible upon their issuance).

(2) Based on 92,667,000 shares of common stock of the Issuer outstanding as of November 5, 2007.

                               Page 6 of 13 pages

                                  SCHEDULE 13G

Issuer: NextWave Wireless Inc.

--------------------------------------------------------------------------------
1.   Names of Reporting  Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Avenue International, Ltd. ("Avenue International")
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
                                  Cayman Islands
--------------------------------------------------------------------------------
                        5.  Sole Voting Power
                                  4,682,990 shares of common stock(1)
Number of Shares        --------------------------------------------------------
Beneficially            6.   Shared Voting Power
Owned by Each           --------------------------------------------------------
Reporting Person        7.  Sole Dispositive Power
With:                             4,682,990 shares of common stock
                        --------------------------------------------------------
                        8.  Shared Dispositive Power
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                  4,682,990 shares of common stock

10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)
                                  4.8%(2)
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     CO

--------------------------------------------------------------------------------

----------
(1) Includes 11,800 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer. Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds. This number also includes shares of common stock underlying 48,739 shares of Series A Senior Convertible Preferred Stock convertible into 4,671,190 shares of common stock, issued by the Issuer to Avenue International on March 28, 2007 (the Series A Senior Convertible Preferred Stock were immediately convertible upon their issuance).

(2) Based on 92,667,000 shares of common stock of the Issuer outstanding as of November 5, 2007.

                               Page 7 of 13 pages

                                  SCHEDULE 13G

Issuer:  NextWave Wireless Inc.

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).
     Avenue - CDP Global Opportunities Fund, L.P. ("CDP Global")
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)

     (b)
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization
                                  Cayman Islands
--------------------------------------------------------------------------------
                        5.  Sole Voting Power
                                  1,464,401 shares of common stock(1)
Number of Shares        --------------------------------------------------------
Beneficially            6.   Shared Voting Power
Owned by Each           --------------------------------------------------------
Reporting Person        7.  Sole Dispositive Power
With:                             1,464,401 shares of common stock
                        --------------------------------------------------------
                        8.  Shared Dispositive Power
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                  1,464,401 shares of common stock

10. Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.  Percent of Class Represented by Amount in Row (9)
                                  1.5%(2)
--------------------------------------------------------------------------------

12.  Type of Reporting Person (See Instructions)

     PN

----------
(1) Includes 3,690 shares of common stock underlying stock options granted by the Issuer to Robert T. Symington, an employee of Avenue Capital II and a director of the Issuer. Pursuant to an agreement between Mr. Symington and Avenue Capital II, any compensation received by Mr. Symington as a director of the Issuer shall be for the benefit of the Funds. This number also includes shares of common stock underlying 15,241 shares of Series A Senior Convertible Preferred Stock convertible into 1,460,711 shares of common stock, issued by the Issuer to CDP Global on March 28, 2007 (the Series A Senior Convertible Preferred Stock were immediately convertible upon their issuance).

(2) Based on 92,667,000 shares of common stock of the Issuer outstanding as of November 5, 2007.

                               Page 8 of 13 pages

                                  SCHEDULE 13G

Issuer: NextWave Wireless Inc.

Item 1.

          (a)      Name of Issuer:

                   NextWave Wireless Inc.

          (b)      Address of Issuer's Principal Executive Offices:

                   12670 High Bluff Drive
                   San Diego, California 92130

Item 2.

          (a)      Name of Person Filing:

                   Marc Lasry
                   Avenue Capital Management II GenPar, LLC ("GenPar")
                   Avenue Capital Management II, L.P. ("Avenue Capital II") Avenue Special Situations Fund IV,L.P.("Special Situations") Avenue Investments, L.P.("Avenue Investments")
                   Avenue International, Ltd. ("Avenue International")
                   Avenue - CDP Global Opportunities Fund, L.P. ("CDP Global")

          Address of Principal Business Office or, if none, Residence:

          c/o  Avenue Capital Management II, L.P.
          535 Madison Avenue
          15th Floor
          New York, NY 10022

          (b)      Citizenship:

                   Marc Lasry                United States of America
                   GenPar                    Delaware
                   Avenue Capital II:        Delaware
                   Special Situations:       Delaware
                   Avenue Investments:       Delaware
                   Avenue International:     Cayman Islands
                   CPD Global:               Cayman Islands

          (c)      Title of Class of Securities (of Issuer):

                   Common Stock

          (d)      CUSIP Number:

                   65337Y102

Item 3. If this statement is filed pursuant to Sections 240. 13d-1(b) or 240. 13d-2(b) or (c), check whether the person filing is a:

            Not applicable.

                               Page 9 of 13 pages

                                  SCHEDULE 13G

Issuer: NextWave Wireless Inc.

Item 4. Ownership

          (a)                    Amount Beneficially Owned:

                   Marc Lasry:               11,603,329
                   GenPar:                   11,603,329
                   Avenue Capital II:        11,603,329
                   Special Situations:        3,170,333
                   Avenue Investments:        2,285,766
                   Avenue International:      4,682,990
                   CDP Global:                1,464,401

          (b)      Percent of Class:

                   Marc Lasry:               11.1%(as of December 31, 2007)
                   GenPar:                   11.1%(as of December 31, 2007)
                   Avenue  Capital II:       11.1%(as of December 31, 2007)
                   Special Situations:        3.3%(as of December 31, 2007)
                   Avenue Investments:        2.4%(as of December 31, 2007)
                   Avenue International:      4.8%(as of December 31, 2007)
                   CDP Global:                1.5%(as of December 31, 2007)

          (c)      Number of shares as to which such person has:

                   (i)
                   Marc Lasry:               11,603,329
                   GenPar:                   11,603,329
                   Avenue Capital II:        11,603,329
                   Special Situations:        3,170,333
                   Avenue Investments:        2,285,766
                   Avenue International:      4,682,990
                   CDP Global:                1,464,401

                   (ii)     Not applicable

                   (iii)
                   Marc Lasry:               11,603,329
                   GenPar:                   11,603,329
                   Avenue Capital II:        11,603,329
                   Special Situations:        3,170,333
                   Avenue Investments:        2,285,766
                   Avenue International:      4,682,990
                   CDP Global:                1,464,401

                   (iv)     Not applicable

Item 5. Ownership of Five Percent or Less of a Class

            Not applicable.

                               Page 10 of 13 pages

                                  SCHEDULE 13G

Issuer: NextWave Wireless Inc.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

            Not applicable.

Item 8. Identification and Classification of Members of the Group

            Not applicable.

Item 9. Notice of Dissolution of Group

            Not applicable.

Item 10. Certification

            By signing below the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                               Page 11 of 13 pages

                                  SCHEDULE 13G

Issuer: NextWave Wireless Inc.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

                                  MARC LASRY

                                  /s/ MARC LASRY
                                  --------------------------

                                  AVENUE CAPITAL MANAGEMENT II GENPAR, LLC

                                  By: /s/ MARC LASRY
                                      -------------------------------
                                      Name: Marc Lasry
                                      Title: Managing Member

                                  AVENUE CAPITAL MANAGEMENT II, L.P.

                                  By: Avenue Capital Management II GenPar,
                                      LLC, its General Partner

                                  By: /s/ MARC LASRY
                                      -------------------------------
                                      Name: Marc Lasry
                                      Title: Managing Member

                                  AVENUE SPECIAL SITUATIONS FUND IV, L.P.

                                  By: Avenue Capital Partners IV, LLC,
                                      its General Partner

                                  By: GL Partners IV, LLC,
                                      its Managing Member

                                  By: /s/ MARC LASRY
                                      -------------------------------
                                      Name: Marc Lasry
                                      Title: Managing Member

                              Page 12 of 13 pages

                                  SCHEDULE 13G

Issuer: NextWave Wireless Inc.

                                  AVENUE INVESTMENTS, L.P.

                                  By: Avenue Partners, LLC,
                                      its General Partner

                                  By: /s/ MARC LASRY
                                      -------------------------------
                                      Name: Marc Lasry
                                      Title: Managing Member

                                  AVENUE INTERNATIONAL, LTD.

                                  By: /s/ MARC LASRY
                                      ------------------------------------
                                      Name:  Marc Lasry
                                      Title:  Director

                                  AVENUE - CDP GLOBAL OPPORTUNITIES FUND, L.P.

                                  By: Avenue Global Opportunities Fund
                                      GenPar, LLC its General Partner

                                  By: /s/ MARC LASRY
                                      -------------------------------
                                      Name: Marc Lasry
                                      Title: Managing Member

                               Page 13 of 13 pages